October 26, 2012

H. Roger Schwall, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20546

Re:	Sustainable Environmental Technologies Corporation

Preliminary Proxy Statement on Schedule 14A

Filed September 27, 2012

File No. 0-25488

Dear Mr. Schwall:

We received your correspondence dated October 18, 2012 in regards to our Preliminary Proxy Statement on Schedule 14A filed on September 27, 2012 for Sustainable Environmental Technologies Corporation (the “Company” or “SETS”). The following is the response to such correspondence, which will be filed simultaneously with an amended Preliminary Proxy Statement on Schedule 14A. Underlined verbiage below constitutes your comments and the Company’s responses are in regular type.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note that you have not provided the information described in Item 14 of Schedule 14A. We also note your disclosure at page 10 that you are not transferring “all or substantially all” of your assets. Please provide a detailed analysis as to whether the project finance transaction and related asset purchase agreement involve a “sale or other transfer of…any substantial part of [your] assets” under Item 14(a)(4) of Schedule 14A.

Please note we have revised our disclosures on Pg. 11 and included a pro forma as Appendix B of the Proxy Statement showing the expected effects of the transaction on the Company's financial statements. The following is our analysis as to why we determined that the presentation of pro forma financial statements is reasonable:

Under the Asset Purchase Agreement entered into on September 17, 2012 with PWCO, LLC ("PWCO"), the Company would transfer non-operational assets related to the Cartwright and Williston Well Projects, land leases in connection with those projects, the intellectual property related to the Company’s Centerline SWD System and certain liabilities incurred for such in exchange for a 35% of the total ownership of PWCO. At June 30, 2012 net assets, less liabilities expected to be assumed by PWCO, were approximately $1.4 million, which represented 20.5% of the Company's total assets. In addition, the Company's investment in PWCO, which at June 30, 2012 was approximately $1.4 million and represented 20.5% of total assets of the Company and 100% of the assets of PWCO. The investment in PWCO is expected to be based on the cost of the net assets transferred which is expected to represent fair value. The investment is expected to be accounted for under the equity method as the Company is expected to hold a 35% ownership and will have significant influence over the operations of PWCO.

According to Rule 3-05 of Regulation S-X, a business acquisition for SEC reporting purposes includes “the acquisition of an interest in a business accounted for by the equity method.” This includes the acquisition of an interest in a joint venture that is accounted for by the equity method, even if the ventures do not have joint control over the entity.

When a registrant contributes assets or a business in exchange for an equity interest in a joint venture, the registrant is transferring an interest in its assets or business in exchange for an ownership interest in the joint venture. For SEC reporting purposes, the formation of a joint venture in this manner consists of two events, (1) an acquisition and (2) a disposition, which must be separately measured.

Under the Company's analysis, both of these calculations are in excess of 10% or the total assets of the Company and thus a pro-forma are required to be provided. As of the date of the Asset Purchase Agreement the operations of PWCO were minimal and thus will not be provided.

Proposal 4, page 17

2.	We note your statement that the proposed amendment will “amend the provision regarding the number and qualifications of the Directors so that the Board would have the authority to determine the number of directors, however in no event would the number be less than three or more than five, with the exact number within that range to be fixed by resolution of the Board of Directors and to update the Bylaws to ensure that they comply with the California Corporations Code” (emphasis added). Please revise your disclosure to describe the changes that are intended to ensure that your bylaws comply with the California Corporations Code.

The Schedule 14A has been amended, specifically on Pg. 17, to describe the changes to the Bylaws as follows:

On September 5, 2012, the Board of Directors approved a version of the “Amended and Restated Bylaws” to amend the provision regarding the number and qualifications of the Directors so that the Board would have the authority to determine the number of directors, however in no event would the number be less than three or more than five, with the exact number within that range to be fixed by resolution of the Board of Directors and to update, consolidate and revise certain provisions of the Bylaws as detailed below:

•	Section 1 of Article I (Principal Office) has been revised to update the name of the Corporation from RG Global Lifestyles, Inc. to Sustainable Environmental Technologies Corporation and to update the address of the Corporation to 2345 W. Foothill Blvd, Suite 12, Upland, CA 91786.
•	The original Section 1.2 of Article II (Standard of Care; Liability), has been deleted so that the Corporation utilizes the default standard of care for Directors under Section 309 of the California Corporations Code.
•	Section 2 of Article II (Number and Qualifications of Directors) has been revised so that the Board would have the authority to determine the number of directors, however in no event would the number be less than three or more than five, with the exact number within that range to be fixed by resolution of the Board of Directors.
•	The original Section 4.1 of Article II has been consolidated into Section 4.2 of Article II (Vacancies), so that the definition of what constitutes a vacancy on the Board of Directors shall rely on the definitions as specified in the California Corporations Code.
•	Section 4.4 of Article II (Vacancies) has been revised so that notice of a resignation by a member of the Board of Directors has to be delivered to the Chief Executive Officer, instead of the President of the Corporation.
•	Section 6 of Article II (Place of Meetings) has been consolidated so that regular and special meetings of the Board of Directors may be held at any place within or outside the State of California which has been designated in the notice of the meeting, or if there is no notice, designated by written consent or resolution of all of the members of the Board of Directors. If the place of a regular or special meeting is not designated in the notice or fixed by a written consent or resolution by all members of the Board of Directors, it shall be held at the Corporation's principal executive office.
•	Section 7 of Article II (Regular Meetings) has been revised as follows:

o Section 7.1 Regular Meetings. Immediately following each annual shareholder's meeting the Board of Directors shall hold a regular meeting to elect officers and transact other business. Such meeting shall be held at the same place as the annual shareholders' meeting or such other place as shall be fixed by the Board of Directors.

o Section 7.2 Other Regular Meetings. Other regular meetings of the Board of Directors shall be held at such times and places as are fixed by the Board of Directors.

•	Section 8 of Article II (Special Meetings) has been revised as follows:

o Section 8.1 Special meetings of the Board of Directors may be called for any purpose or purposes at any time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the Secretary. Notice of the time, place and purpose of the special meetings shall be given to each Director unless waived or if the action is taken by written consent as described in Section 9 of this Article.

o Section 8.2 Notice of the time, place and purpose for special meeting shall be delivered personally or by telephone to each Director, or sent by email, first class mail, addressed to each Director at his or her email or physical address as it is shown in the records of the Corporation. In case such notice is mailed, it shall be deposited in the United States mail, priority airmail at least four (4) days prior to the holding of the meeting and for Directors residing overseas, at least ten (10) days prior to the time of holding the meeting. In case such notice is delivered personally, by telephone, or by email, it shall be delivered at least three (3) days prior to the time of the holding of the meeting.

•	Section 10 of Article II (Quorums) has been revised as follows:
o	A majority of the members of the Board of Directors shall constitute a quorum of the Board of Directors for the transaction of business. Every act or decision done or made by the vote of a majority of the Directors present at a meeting duly held at which a quorum is present is the act of the Board of Directors, subject to the provisions of Section 310 (Transactions with Interested Directors) and subdivision (e) of Section 317 (Indemnification of Corporate Agents) of the Code.
•	The original Section 14 of Article II (Sole Director by Articles or Bylaws) has been deleted because it is contradictory to Section 2 of Article II.
•	Original Sections 16 (Compensation of Directors), 17 (Committees), 18 (Meetings and Actions of Committees) and 19 (Advisors) of Article II have been deleted.
•	Section 1 of Article III (Officers) has been revised as follows:
o	The principal officers of the Corporation shall be a Chief Executive Officer, a Secretary, and a Chief Financial Officer. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article III. Any number of offices may be held by the same person.
•	The original Section 6 of Article III (Chief Executive Officer) has been consolidated into Section 7 of Article III (President) as follows:
o	The Chief Executive Officer shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The Chief Executive Officer shall attend and report at all meetings of the shareholders and at all meetings of the Board of Directors, and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

•	The original Section 8 of Article III (Vice President) has been deleted.
•	The original Section 10 of Article III (Treasurer) has been updated to revise the title of Treasurer, to the title of Chief Financial Officer.
•	Section 2.1 of Article IV (Annual Meeting) has updated the schedule date of the Annual Meeting of Shareholders to August 1, instead of May 1 of each year.
•	Section 2.2 of Article IV (Annual Meeting) has been updated as follows:
o	If this day shall be a legal holiday, then the meeting shall be held on the next succeeding business day, at the same time. At the annual meeting, the Shareholders shall elect a Board of Directors, consider reports of the affairs of the Corporation and for the transaction of such other business as may be properly brought before the meeting.
•	Section 2.3 of Article IV (Annual Meeting) has been updated as follows:
o	If the above date is inconvenient, the annual meeting of Shareholders shall be held, in each year on such day, at such time and such place within or outside the State of California as shall be fixed by the Board of Directors and stated in the notice of the meeting to the shareholders.
•	Section 3 of Article IV (Special Meetings) has been updated as follows:

o Section 3.1 Special meetings of the Shareholders for any purpose or purposes whatsoever, may be called at any time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or by any number of shareholders owning or having the right to vote an aggregate of not less than 10% of outstanding shares of capital stock entitled to vote.

o Section 3.2 If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board, the Chief Executive Officer or the Secretary of the Corporation. The officer receiving such request shall forthwith cause notice to be given to the Shareholders entitled to vote, in accordance with the provisions of Sections 4 and 5 of this Article, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person or persons requesting the meeting may give the notice in the manner provided in these Bylaws or upon application to the Superior Court as provided in the Code. Nothing contained in this paragraph of this Section shall be construed as limiting, fixing or affecting the time when a meeting of Shareholders called by action of the Board of Directors may be held.

•	The original Section 9 (Annual Report to Shareholders) and Section 10 (Financial Statements) of Article IV have been deleted because the Corporation complies with the reporting requirements of the Securities Exchange Act of 1934.
•	Section 1.1 of Article VI (Certificate of Stock) has been updated as follows:
o	The certificates representing shares of the Corporation's stock shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. The certificates shall bear the following: the Corporate Seal, the holder's name, the number of shares of stock and the signatures of: (1) the Chief Executive Officer, and (2) the Secretary or Chief Financial Officer.
•	The original Article XI (Miscellaneous) has been deleted to eliminate any reference to provisions relating to Close Corporations as codified in the California Corporations Code Section 158.

We have also added Amendment No. 1 to the Asset Purchase Agreement to the filing of the Preliminary Proxy Statement to update that any reference to “on November 2, 2012”, to be replaced in its entirety with “on or about November 2, 2012.”

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SUSTAINABLE ENVIRONMENTAL TECHNOLOGIES CORPORATION

/s/ Bob Glaser
By: Bob Glaser Its: Chief Executive Officer